INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue
Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
www.ihi.ca

NOTICE OF ANNUAL MEETING

TAKE NOTICE that the annual meeting (the "Meeting") of shareholders of INTERNATIONAL HI-TECH INDUSTRIES INC. (the "Corporation") will be held at 7393 Hopcott Road, Delta British Columbia, on June 30, 2006 at 10:00 a.m., local time, for the following purposes:

1. To receive the directors report.

2. To receive the audited financial statements of the Corporation for its financial year ended December 31, 2005, and the report of the auditors thereon.

3. To elect directors of the Corporation for the ensuing year.

4. To appoint an auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor's remuneration.

5. To approve the continuation of the Corporation's share option plan.

6. To consider any amendment to a matter identified in this Notice.

7. To transact such other business as may properly come before the Meeting or at any adjournment thereof.A Management Proxy Circular and a copy of the consolidated financial statements for the year ended December 31, 2005, the report of the auditor and related management discussion and analysis accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand, by mail or by fax in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, June 1, 2006.

BY ORDER OF THE BOARD

/s/ Roger A. Rached

Roger A. Rached
President and Chief Executive Officer